UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of Tender Offer for Repurchase of Shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: August 4, 2004	By:	/S/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

Announcement of Tender Offer for Repurchase of Shares

TOKYO, JAPAN, August 4, 2004 — NTT DoCoMo, Inc. announced today it decided to effect a tender offer for repurchase of its own shares on August 5, 2004.

1.	Purpose of share repurchase

Based on the resolution adopted at the Ordinary General Meeting of Shareholders held on June 18, 2004, which authorized its board of directors to repurchase its shares under the provisions of Paragraph 1, Article 210 of the Commercial Code of Japan, NTT DoCoMo decided to effect this tender offer in order to improve capital efficiency and to implement flexible capital policies in response to the changing business environment.

2.	Details of resolution adopted at the Ordinary General Meeting of Shareholders held on June 18, 2004, which authorized repurchase of its own shares

(1)	Class of shares to be repurchased: Common Stock

(2)	Number of shares to be repurchased: up to 2,500,000 shares

                                           (up to 4.98% of shares in issue)

(3)	Aggregate purchase price of shares: up to 600 billion yen

3.	Tender offer period

From and including, Thursday, August 5, 2004 to and including, Wednesday, August 25, 2004

4.	Purchase price

183,000 yen per share

5.	Basis of the calculation of the purchase price

The purchase price is discounted 3.0% from the average of the regular way closing prices of shares of NTT DoCoMo on The Tokyo Stock Exchange, Inc. for the last 20 days (from and including, July 16, 2004 to and including, August 4, 2004), excluding any days with no transactions (with an amount less than a full thousand yen being rounded to the nearest thousand, with 500 rounded up).

6.	Number of shares planned to be purchased

1,912,568 shares

7.	Amount of funds necessary for purchase

350,094,944 thousand yen (including fees)

8.	Certain other condition on purchase

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefor. The tender offer is not being made, directly or indirectly, in or into, or by the use of the mails of, or any other means or instrumentality of interstate or foreign commerce (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and Internet communications) of, or of any facility of a national securities exchange of, the United States of America. Accordingly, copies of this press release and any related offering documents are not being, and must not be, mailed or otherwise transmitted or distributed in or into the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported acceptance of the Tender Offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted. No indications of interest in the Tender Offer are sought by this press release.

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The release, publication or distribution of this press release in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this press release is released, published or distributed should inform themselves about and observe such restrictions. Receipt of this press release will not constitute an offer in those jurisdictions in which it would be illegal to make the Tender Offer and in such circumstances it will be deemed to have been sent for information purposes only.

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